JobsInSite, Inc.

426 West 49th Street, Suite 4A

New York, NY 10019

May 23, 2007

By EDGAR Transmission and by Hand Delivery

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549.

Re:

JobsInSite, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 28, 2006

File No. 333-137624

Ladies and Gentlemen:

On behalf of JobsInSite, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated February 7, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Form SB-2

General

1.

In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

COMPANY RESPONSE. We note this comment and will reference each page number that is affected by our response to each of the Staff’s comments.

2.

Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B. In addition, please note that you must provide audited financial statements for the year ended December 31, 2006 if you expect to go effective after February 15, 2007.

COMPANY RESPONSE. We have revised our disclosures to include updated disclosure and financial statements for the Nine Months Ended September 30, 2006 and 2005 and have provided audited financial statements for the year ended December 31, 2006 and 2005 and the period from inception (July 19, 2004) to December 31, 2006. These disclosures are reflected on the following pages: 1, 3-4, the second Risk Factor on page 5, 25, 29-31, F-2 - F-5, and F-9 - F-11.

3.

Please also update your document, including your Risk Factor, MD&A and Business sections to update the information as of a more recent date than the current date of June 30, 2006, as applicable.

COMPANY RESPONSE.  The document has been updated, notably the second risk factor on page 5 and in MD&A for the next twelve months of operations, pages 26-29.

Prospectus Cover Page

4.

We note the date you include in the last sentence of this cover page and note that such date will change and will depend on what date the Form SB-2 goes effective. Please confirm that you will change the date included in this sentence as appropriate.

COMPANY RESPONSE. We note your comment relating to a prospective SB-2 effective date and have deleted the reference to September 27, 2006 and revised the cover page to provide for an open-ended date of June, _ 2007. The Company confirms that it will change this date as appropriate.

Special Note Regarding Forward-Looking Statements, pages 10 and 14

5.

We note you have included this section twice on pages 10 and 14. Please delete one section to eliminate the unnecessary repetition.

COMPANY RESPONSE. We have deleted the first repetitive statement appearing on page 10.

Directors and Executive Officers, page 11

6.

We note your response to comment 7 and your revised disclosure. However, it does not appear you have provided for the business description for each of your executive officers during the 2002-2004 years. Therefore, our comment is reissued in part. Please revise your business descriptions for each of your officers during that time period.

COMPANY RESPONSE. On page 11-12 we have revised the business description for both Mr. Kankam and Mr. Cadette to disclose that both of these individuals were pursuing their Masters of Business Administration degree, with a concentration in finance and entrepreneurial management, from The Wharton School at the University of Pennsylvania from August 2002 until May of 2004.

Experts, page 13

7.

We acknowledge your response to our previous comment 9. Please provide your auditor’s review report on your interim financial statements or revise your disclosure to remove the reference to their review.  In addition, please revise your disclosure to identify all financial statements audited or reviewed or remove your reference to specific financial statements. In this regard, you do not identify your balance sheets as being either audited or reviewed.

COMPANY RESPONSE.  We note your comment and have provided Paritz & Company’s, P.A.’s Accountants Review Report for the Nine Months Ended September 30, 2006. The report has been filed as Exhibit 10.5. On page 14 we have revised the disclosure to also indicate that the balance sheet as of September 30, 2006 has been reviewed by Paritz & Company, P.A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

8.

We acknowledge your response to our previous comment 30 and your revised disclosure of the commitment by your officers to contribute up to $25,000 in additional equity.  Please revise your disclosure to specifically discuss the anticipated cash requirements for offering costs estimated at $25,500 as disclosed on page 37. In addition, please discuss why you are willing to incur these costs to register the shares underlying your recent private placement of common stock when you raised only $17,900 of proceeds in that private placement.

COMPANY RESPONSE. In response to this comment, on page 31, we have added to and revised our disclosure. With regards to the anticipated cash requirements for offering costs, we provide that in addition to the $17,900 raised from the April 1, 2006 through June 1, 2006 offering and to account for this expense, the principals of the Company have committed up to an additional $25,000 to fund the Company’s plan of operations for the next 12 months. In the event that revenues from operations while in registration cannot cover the estimated expenses associated with this registration statement, the Company may require all or a portion of the principals’ commitment to account for these expenses.

With regards to why the Company is willing to incur costs to register the shares underlying its recent private placement of common stock, we have also disclosed on page 31 that in addition to offering the Company with the ability to raise subsequent capital from non-financial institutional sources, and to provide its stockholders with increased liquidity and trading efficiency, the combination of increased credibility and heightened visibility are two primary reasons underlying the Company’s commitment to incur costs to become a publicly traded company. The principals of the Company, based on their interaction with prospective clients, several of whom are large, Fortune 500 companies, believe that being a public company will have a positive impact on the Company’s sales cycle. The principals have realized in meeting with a few Fortune 500 prospects that lacking well known clients has slowed the Company’s sales efforts due to a lack of credibility and visibility.  The principals believe that being a publicly traded company will increase the Company’s corporate image with prospective clients and improve its ability to generate orders and sales from prominent companies beyond the clients with whom JobsInSite has since partnered with and sold its products.

9.

Please revise this section to also disclose that you expect your currently available funds will allow you to execute your plan of operations for the next 12 months. We note similar disclosure you include on page 4 under the risk factor entitled “We have future capital needs and without adequate capital ....”

COMPANY RESPONSE. In the Liquidity and Capital Resources section appearing on page 31, we have revised our disclosure to indicate that we expect that funds currently available to the Company will allow us to execute our plan of operations over the next 12 months.

Executive Compensation, page 31

10.

We note your response to comment 31 and your revised disclosure. However, since you have filed the Amendment No.1 to the Form SB-2 after January 1, 2006 the executive compensation table should now reflect 2006 and not 2005. Additionally, please note that your next amendment must comply with the new executive compensation rules. Please see Release No. 33-8723A.

COMPANY RESPONSE. We have revised our executive compensation table to reflect years 2004-2006 and also added disclosure regarding stock option plans, SAR Grants, long term incentive plan and awards, compensation of directors, employment contracts, termination of employment, and change-in-control arrangements, of which the Company has none. We believe this amendment, reflected on pages 32 and 33, complies with the new executive compensation rules.

Financial Statements

Independent Auditors’ Report, F-1

11.

We acknowledge the revisions your auditor made to their report in response to our previous comment 36. Please have your auditor revise their opinion paragraph to indicate conformity with U.S. generally accepted accounting principles not standards of the Public Company Accounting Oversight Board (United States). The reference to the PCAOB auditing standards added in the second paragraph is appropriate; however, your financial statements must be presented in conformity with GAAP not auditing standards.

COMPANY RESPONSE. On page F-1, Paritz & Company, P.A., has revised their opinion to indicate conformity with U.S. generally accepted accounting principles.

12.

We acknowledge your response to our previous comment 37. Please clarify for us why you indicate that the report of Paritz & Co, P.A. covers the period from the inception of your predecessor limited liability company when you indicate in response to our previous comment two that yon do not include financial statements for your predecessor company because it had no operations. If you indeed do not include the financial statements or information of your predecessor, please have your auditor revise the date of your inception to July 19, 2004 to be consistent with your incorporation date identified throughout your filing or explain to us why the indicated date of July 1, 2004 is appropriate. In addition, please have your auditor revise their report to remove reference to the financial statements for the year ended December 31, 2004 and instead indicate that these financial statements are for the period from inception through December 31, 2004.

COMPANY RESPONSE. We note your comment and indicate that the date of July 1, 2006 was a typographical error and inappropriate. Paritz & Company, P.A., has revised their opinion to indicate that the financial statements are for the period from our inception, July 19, 2004, to December 31, 2006. Please see page F-1.

Balance Sheet, page F-2

13.

Please revise your balance sheet to reinstate each equity account identified in your statements of stockholders' equity.

COMPANY RESPONSE.  We have revised our balance sheet to include each equity account identified in our statements of stockholders' equity. Please see page 4 and F-2.

Statement of Operations, page F-3

14.

We acknowledge your response to our previous comment 39 but it appears that you have improperly labeled the cumulative inception-to-date information as ending at December 31, 2004 and have apparently removed your 2004 information. Please revise your financial statements to include three separate statements of operations: one for the year 2005; one for the period from inception through December 31, 2004; and one for the cumulative period from inception through December 31, 2005.

COMPANY RESPONSE. Based on the timing of our response we have revised our financial statements, on page F-3, to include three separate statements of operations: one for the year 2006; one for the year 2005; and one for the cumulative period from inception (July 19, 2004) through December 31, 2006.

15.

We acknowledge your response to our previous comment 43. Please revise your cash flow statements to address the following items:

a.

Please ensure that your net loss for 2005 is reflected as a negative number.

b.

Please remove your depreciation adjustment in 2005 consistent with your response to our previous comment 38.

c.

Please ensure that the net losses in your 2004 and inception through 2005 cash flow statements agree with your statements of operations for the same periods and add the necessary reconciling items so that your financial statements foot.

d.

Please correct the apparent typographical error in your ending cash balance for your inception through 2005 financial statement. It appears that the ending balance should be $915 not $15.

COMPANY RESPONSE. We have revised our statement of cash flows appearing on page F-5 to be responsive to items a-d outlined above.

Notes to Financials Statements

Note 1: Summary of Significant Accounting Policies

Research and development costs, page F-7

16.

We acknowledge your response to your previous comment 45. Please explain to us how your policy to expense all software development costs prior to a product becoming market ready complies with the provisions of paragraphs 4 and 5 of SFAS 86 to capitalize costs after technological feasibility is attained.

COMPANY RESPONSE. We note your comment and have revised the disclosure and provide the following explanation of our policy:

Statement of Financial Accounting Standards No. 86, states that “all costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are research and development costs”.  SFAS goes on to say that “the technological feasibility of a computer software product is established when the enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements”.

To date, the product that has been developed does not fully satisfy the original design concepts and does not contain the functionality that was planned for the product.  The product, although functional, does not contain many of the features that are part of the intended design and additional programming and design costs are yet to be incurred for the product to contain the added features the Company intends to market.

Accordingly, the Company believes that all costs incurred relative to the development of this process remain at a point where the technological feasibility as defined in SFAS 86, are properly categorized as research and development.

Revenue Recognition, page F-7

17.

Please revise your policy disclosure provided in response to our previous comment 44 to clearly indicate when title passes to your customer.

COMPANY RESPONSE. On page F-7, we have revised our policy to disclose that revenue is recorded at that time titles changes hands which occurs at the time of shipment or online delivery.

Website Development Costs, Page F-7

18.

We acknowledge your response to our previous comment 46. Please explain to us how your policy to expense website costs in the development stage complies with the requirements of paragraphs 5 and 6 of EITF 00-2 to generally capitalize costs after the planning phase under SOP 98-1.

COMPANY RESPONSE. EITF 00–2 divides the initial development of a web site into five stages, a) planning, b) application and infrastructure development, c) graphics development, d) content development and e) operating.  All of these stages are defined in EITF 00-2 as belonging to the initial development period of the website design.  In order for the website to be considered to be past this stage, all 5 areas must be substantially completed.

It is important to note that the Company intends to deliver its software product via online delivery and in order to do so, all product content and functionality must exist before the website is considered to have left the initial development phase.  Substantial additional content as well as the methods of delivery are yet to be fully implemented and as a result, the Company believes that it is following the methods prescribed in EITF 00-2 as well as SOP 98-1 by treating these costs as still relating to the development stage.

Interim Financial Statements

Statement of Stockholders' Equity, page F-10

19.

Your 2006 statement of stockholders' equity does not appear to equal your equity at June 30, 2006 as reported on your balance sheet. It appears that you did not include your private equity placement in this statement. Please ensure that you include all equity activity in your updated financial statement.

COMPANY RESPONSE. We have reflected and included all equity activity in the updated Statement of Stockholders' Equity as of September 30, 2006 and December 31, 2006. Please see pages 3, F-2, F-4 and F-11.

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

2006 Equity Issuances, pages F-11

20.

Please revise your disclosure provided in response to our previous comment 48 and in the Offering and MD&A to clearly indicate why you are registering only the shares issued in your 2006 private placement. It is not clear why shares that only have piggyback registration rights command a separate registration statement.

COMPANY RESPONSE.  On page F-13, relating to the 2006 Equity Issuances, on page 2, the Offering, and on page 26, MD&A, we have revised our disclosure to provide the following:

The Company’s intention is for its common stock to be quoted for trading on the Over the Counter Bulletin Board (“OTCBB”).  The Officers and Directors of the Company believe it is in the best interest of the Company to register the resale of the selling shareholder shares so that there are shares available to the public for a market to develop in the Company’s common stock. Otherwise, the selling shareholder shares are currently only available for resale pursuant to Rule 144 and subject to the amount, manner of sale and other restrictions thereunder, which the Officer and Directors believe would seriously inhibit the development of a market in the Company’s common stock.

Exhibit 23.1: Consent of Paritz & Co., P.A.

21.

Please have Paritz & Company, P.A. provide a currently dated consent in each amendment you file.

COMPANY RESPONSE. We note your comment and have been provided a currently dated consent from Paritz & Company, P.A. filed as Exhibit 23.1.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kwajo Sarfoh at (212) 956-2313.

Sincerely,

JOBSINSITE, INC.

 By:

/s/  Kofi Kankam

Kofi Kankam

Chief Executive Officer